[1ST CONSTITUTION BANCORP LETTERHEAD]

December 5, 2005

Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	1ST Constitution Bancorp
Form 10-K filed March 24, 2005
File No. 0-32891

Dear Mr. Nolan:

This letter is in response to your comment letter dated November 9, 2005 with regard to the above-referenced filing. Each comment in your letter is addressed below and is included for your review.

Form 10-K for Year ended December 31, 2004

Item 9A. “Controls and Procedures”, page 29.

  We refer to your response to Comment 1. In future filings, please discuss in this section your non-accelerated filing status under SEC Release Nos. 33-8545 and 34-51293 and the expected timing for filing Management’s annual report on internal control over financial reporting and the Attestation report of the registered public accounting firm required to comply with the reporting requirements of Items 308(a) and 308(b) of Regulation S-K.

Response to question number 1:

In future filings, the Company will discuss its non-accelerated filing status and the expected timing for filing these reports.

Note 1, Summary of Significant Accounting Policies, page F-8

Segment Information, page F-12

  We refer to your response to Comment 2. Considering gains on sale of mortgage loans held for sale accounted for 37% of your net income for 2004, in future filings, based on your response, please state in the footnote why your mortgage banking operations do not qualify as a separate reportable segment under SFAS 131.
Response to question number 2:

SFAS No. 131, Segment Reporting, establishes standards for public business enterprises to report information about operating segments in their annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also established standards for related disclosure about products and services, geographic areas, and major customers. Operating segments are components of an enterprise, which are evaluated regularly by the chief operating decision-maker in deciding how to allocate and assess resources and performance. The Company’s chief operating decision-maker is the President and Chief Executive Officer. The Company has applied the aggregation criteria set forth in SFAS No. 131 for its operating segments to create one reportable segment, “Community Banking.”

The Company’s community banking segment consists of construction, commercial, retail and mortgage banking. The community banking segment is managed as a single strategic unit, which generates revenue from a variety of products and services provided by the Company. For example, construction and commercial lending is dependent upon the ability of the Company to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential real estate lending

Critical Accounting Policies, Allowance for Loan Losses and Related Provision, page 22

  We refer to your response to Comment 4. Provide us the proposed disclosure to be included in future filings, regarding how the charge-offs by loan type disclosed in Exhibit A have affected your risk assessments and the determination of the changes in the allowance for loan losses through your provision for each of the five years. For example, discuss how the inherent risk related to commercial and commercial real estate loans have affect your risk assessments considering over 90% of the charge-offs during the five year period relate to these types of loans.

Response to question number 3:

The Company’s primary lending emphasis is the origination of commercial and commercial real estate loans including construction loans. Based on the composition of the loan portfolio, the primary risks inherent in it are deteriorating credit quality, increases in interest rates, a decline in the economy, and a decline in New Jersey real estate market values. Any one or a combination of these events may adversely affect the loan portfolio and may result in increased delinquencies, loan losses and increased future provision levels.

All, or part, of the principal balance of commercial and commercial real estate loans, and construction loans are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Consumer loans are generally charged off no later than 120 days past due on a contractual basis, earlier in the event of bankruptcy, or if there is an amount deemed uncollectible. Because all identified losses are immediately charged off, no portion of the allowance for loan and lease losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan and lease losses.

The Company maintains an allowance for loan and lease losses at a level deemed sufficient to absorb losses which are inherent in the loan portfolio at each balance sheet date. Management reviews the adequacy of the allowance on at least a quarterly basis to ensure that the provision for loan and lease losses has been charged against earnings in an amount necessary to maintain the allowance at a level that is adequate based on management’s assessment of probable estimated losses. The Company’s methodology for assessing the adequacy of the allowance for loan and lease losses consists of several key elements. These elements include a specific reserve for doubtful or high risk loans, an allocated reserve, and an unallocated portion. The Company consistently applies the following comprehensive methodology.

The specific reserve for high risk loans is established for specific commercial loans, commercial real estate loans, and construction loans which have been identified by bank management as being high risk loan assets. These high risk loans are assigned a doubtful risk rating grade because the loan has not performed according to payment terms and there is reason to believe that repayment of the loan principal in whole, or part, is unlikely. The specific portion of the allowance is the total amount of potential unconfirmed losses for these individual doubtful loans. To assist in determining the fair value of loan collateral, the Company often utilizes independent third party qualified appraisal firms which in turn employ their own criteria and assumptions that may include occupancy rates, rental rates, and property expenses, among others.

The second category of reserves consists of the allocated portion of the allowance. The allocated portion of the allowance is determined by taking pools of loans outstanding and commitments that have similar characteristics and applying historical loss experience for each pool. This estimate represents the potential unconfirmed losses within the portfolio. Individual loan pools are created for commercial and commercial real estate loans, construction loans, and for the various types of loans to individuals. The historical estimation for each loan pool is then adjusted to account for current conditions, current loan portfolio performance, loan policy or management changes, or any other factor which may cause future losses to deviate from historical levels.

The Company also maintains an unallocated allowance. The unallocated allowance is used to cover any factors or conditions which may cause a potential loan loss but are not specifically identifiable. It is prudent to maintain an unallocated portion of the allowance because no matter how detailed an analysis of potential loan losses is performed, these estimates by definition lack precision. Management must make estimates using assumptions and information which is often subjective and changing rapidly. At December 31, 2004, management believed that the allowance for loan losses and nonperforming loans was adequate.

During the quarterly review of the allowance for loan and lease losses, the Company considers a variety of factors that include:

  General economic conditions.
  Trends in charge-offs.
  Trends and levels of delinquent loans.
  Trends and levels of non-performing loans, including loans over 90 days delinquent.
  Trends in volume and terms of loans.
  Levels of allowance for specific classified loans.
  Credit concentrations.

   We refer to your response to Comment 5. Please provide us the proposed disclosure to be included in future filings that explains the specific factors that occurred during each fiscal period which management considered in determining the additions to the allowance through the yearly provision for each of the five years presented. Include in your discussion the following:

  Explain why in 2003 the Company charged off $116,000 in construction loans as compared to $7,000 in 2002 but made provisions of $240,000 in both years.

  With respect to MD&A disclosure in the “Provisions for Loan Losses” section on page 12 of the June 30, 2005 10-Q, explain the specific changes in the risk characteristics of your loan portfolio that required an increase in the provision to $135,000 during the three months ended June 30, 2005. Consider in your response the loan charge-offs of $10,000 during that period and that the provisions for interim periods during the last three fiscal years had been $60,000.

Response to question number 4:

Management maintains the allowance for loan losses at a level that is considered adequate to absorb losses on existing loans based upon an evaluation of known and inherent risks in the portfolio. Additions to the allowance are made by charges to the provision for loan losses. The evaluation considers a complete review of the following specific factors: historical losses by loan category, non-accrual loans, problem loans as identified through internal classifications, collateral values, and the growth and size of the portfolio. Additionally, current economic conditions and local real estate market conditions are considered.

For 2003, the losses incurred for commercial loans increased significantly in relation to the losses recorded in the prior year. The increase in 2003 losses was primarily due to the loss incurred from one commercial borrower and was not commensurate with the historical losses incurred in the commercial loan portfolio. Considering that this was an anomaly for the year, the 2003 provision was unchanged from the prior year as the entire allowance is available to absorb probable losses, and the entire allowance was considered adequate without increased provisions. The other specific factors considered in the evaluation of the allowance did not change significantly enough to warrant the need for an increase.

For the three months ended June 30, 2005, the provision for loan losses increased to $135,000 as compared to the $60,000 in each interim period in the three prior fiscal years. The larger provision for the quarter ended June 30, 2005 was necessitated by the size of the loan portfolio, which is one of the factors considered in determining the adequacy of the allowance for loan losses. At June 30, 2005, the allowance for loan losses represented only 0.93% of total loans and the ratio would have been the lowest ratio comparable to the other equivalent periods in the prior years had the larger provision not been made. Also, at June 30, 2005, loans 90 days or more delinquent and nonaccrual loans were higher as a percentage of loans then any of the other corresponding periods.

  Considering your response to Comments 5, 6, and 7 regarding how you determined the adequacy of your loan loss allowance, please provide us with the proposed disclosure to be included in future filings regarding the methodology and factors you use to determine that the allowance for loan losses, as adjusted by the annual provision, was adequate to provide for estimated losses inherent in the loan portfolio.
Response to question number 5:

Management maintains the allowance for loan losses at a level that is considered adequate to absorb losses on existing loans that may become uncollectible based upon an evaluation of known and inherent risks in the portfolio. Additions to the allowance are made by charges to the provision for loan losses. The evaluation considers a complete review of the following specific factors: historical losses by loan category, non-accrual loans, problem loans as identified through internal classifications, collateral values, and the growth and size of the portfolio. Additionally, current economic conditions and local real estate market conditions are considered.

The methodology includes the segregation of the loan portfolio into loan types with a further segregation into risk rating categories, such as special mention, substandard, doubtful, and loss. This allows for an allocation of the allowance for loan losses by loan type; however, the allowance is available to absorb any loan loss without restriction. Larger balance, non-homogeneous loans representing significant individual credit exposures are evaluated individually through the internal loan review process. It is this process that produces the watch list. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated. Based on these reviews, an estimate of probable losses for the individual larger-balance loans are determined, whenever possible, and used to establish loan loss reserves. In general, for non-homogeneous loans not individually assessed, and for homogeneous groups, such as residential mortgages and consumer credits, the loans are collectively evaluated based delinquency status, loan type, and industry historical losses. These loan groups are then internally risk rated.

The watch list includes loans that are assigned a rating of special mention, substandard, doubtful and loss. Loss factors range from 2.0% to 4.0% for special mention loans, 5% to 25% for substandard loans, and 30% to 70% for doubtful loans depending on the type of credit. Loans criticized special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans rated as doubtful in whole, or in part, are placed in nonaccrual status. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses.

The Company also maintains an unallocated allowance. The unallocated allowance is used to cover any factors or conditions which may cause a potential loan loss but are not specifically identifiable. It is prudent to maintain an unallocated portion of the allowance because no matter how detailed an analysis of potential loan losses is performed, these estimates by definition lack precision. Management must make estimates using assumptions and information that is often subjective and changing rapidly.

Loans are placed in a nonaccrual status when the ultimate collectibility of principal or interest in whole, or part, is in doubt. Past-due loans contractually past-due 90 days or more for either principal or interest are also placed in nonaccrual status unless they are both well secured and in the process of collection. Impaired loans, in accordance with SFAS 114, are evaluated individually.

All, or part, of the principal balance of commercial and commercial real estate loans, and construction loans are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Consumer loans are generally charged off no later than 120 days past due on a contractual basis, earlier in the event of bankruptcy, or if there is an amount deemed uncollectible.

  We refer to the second paragraph on page 5 of your response to Comment 6 that states loan losses for the three-year period ended in 2004 where the provision was unchanged did not warrant any additional provisions. In this regard, please tell us how you considered the adjustments that should be made to historical loss rates discussed in paragraph 9.13 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions in determining the adequacy of the allowance for loan losses. Specifically discuss adjustments due to:
  levels of and trends in delinquencies and impaired loans;
  levels of and trends in charge-offs and recoveries;
  trends in volume and terms of loans; and
  credit concentration

Response to question number 6:

        Please see our response to questions number 3 and number 5.

  We refer to the first paragraph on page 6 of your response to Comment 6 that states non-performing loans are predominantly fully secured by real estate and therefore the level of the allowance is more than adequate. Considering the aging of non-performing loans on page 9 of your response to Comment 8 shows commercial and home equity loans with no positive cash flows for the Company for periods up to two years, please explain to us:
  why these non-performing loans were not restructured to reestablish positive cash flows for the Company considering they have not provided cash flows in some cases for period of up to two years; and

  why you have not repossessed the underlying collateral of these loans to satisfy the outstanding unpaid loan balances considering you state these loans are fully secured by real estate.
Response to question number 7:

The process followed by management concerning the collection of non-performing loans is proactive. Once a loan becomes delinquent, management makes a brief attempt to interact with the borrower, both verbally and in writing. If the borrower does not respond, management demands payment and files a lawsuit, which in many cases, forces the borrower to interact with the institution. In those cases where the borrower communicates with the Company, invariably a compromise is reached and a resolution is achieved.

If the borrower does not respond, the filed suit results in a judgment in favor of the Company, at which time management begins the process to foreclose on its collateral position, which takes without opposition, approximately one year. In most cases, as the process proceeds and the borrower is advised that an actual foreclosure sale is going to take place, the borrower may then commence a bankruptcy proceeding.

Once a bankruptcy filing has been made, the bankruptcy code provides for an automatic stay of collection activities. The one caveat is that if the Company is perceived to be a fully secured creditor, which is the case in the specific non-performing loans that are being discussed in this response, then regular post-petition payments, meaning, payments which follow the filing of the bankruptcy, must be made on a regular basis by the borrower. If the borrower does not make these payments, then the Company may request the bankruptcy court to have the specific real property removed from the stay. This action on the part of the Company is not automatic and in many instances the bankruptcy judge hearing the case provides the borrower additional time to make the post-petition payments.

With respect to the Company’s non-performing loans, which represent three loans to two borrowers, post-petition payments have been made by both borrowers, one borrower on a regular basis, and the other on a sporadic basis. Specifically, to address the first point raised under question number 7, in the case of both debtors, these loans cannot be restructured until the bankruptcy has either been confirmed by the court under some agreed upon repayment program or converted from a Chapter 11 to a Chapter 7 in the case of the commercial loans, and from a Chapter 13 to a Chapter 7, concerning the individual home equity loan, which in both cases would result in an orderly liquidation of the collateral through foreclosure, at which time the Company would be repaid upon the disposal of the asset.

The above response is also intended to address the second point under question number 7 as to why the Company has not repossessed the underlying collateral to satisfy the outstanding unpaid loan balances.

Form 10-Q for the period ended March 31, 2005

Allowance for Loan Losses, page 15
  We refer to your response to Comment 8 regarding the analysis of non-performing loans as of June 30, 2005, which shows non-performing loans of $1.2 million. Considering three secured commercial and home equity loans totaling $692,624, or 58% of total non-performing loans, have remained in default status for periods ranging from 473 to 634 days, please provide us the following information:

  explain to us and provide your proposed disclosure for future filings regarding the procedures the Company has in place to timely foreclose on the underlying security for non-performing loans. State how the gain or loss on foreclosure is determined and how the recognition of a loss on foreclosure is determined and how the recognition of a loss on foreclosure affects the allowance for loan losses.

  discuss the legal and collection efforts the Company has performed with respect to these non-performing loans that substantiate why you have not foreclosed on the real estate securing them considering they been non-performing for periods of up to two years. For each of these loans, explain the time and extent of the legal and collection actions that were instituted, including why you state the legal process are proceeding on schedule considering the length of time these loans have been non-performing.

  for each loan, provide us with the most recent quantitative analysis of the fair value of each underlying collateral and how you determined the related loans were not impaired considering the valuation guidelines in paragraph 13 of SFAS 114. State the date of the most recent appraisal of the real estate securing these loans, whether the appraisals were Complete or Limited, the valuation methodology used and whether the valuations were performed by an independent appraiser. Discuss the supporting rationale for any adjustments to fair value and how you determined estimated costs to sell on a discounted basis, if these costs are expected to reduce the cash flows available to repay the loan.

  considering you state in your response to Comment 6 that repayment of non-performing loans is delayed primarily due to litigation process including bankruptcy filings of the debtors, please tell us which of the debtors of these non-performing loans are currently in bankruptcy or seeking bankruptcy protection. State the extent to which the collateral underlying the debt will be available for the Company to fully recover the carrying value of debt subject to bankruptcy law protection.

  tell us and disclose in future filings, any related party relationships between the Company, including its officers and directors, and the borrowers that are in default.

Response to question number 8:

Proposed disclosure for future filings:

Management takes a proactive approach in addressing delinquent loans. The Company’s President meets weekly with all loan officers to review the status of credits past-due ten days or more. An action plan is discussed for each of the loans to determine the steps necessary to induce the borrower to cure the delinquency and restore the loan to a current status. Also, delinquency notices are system generated when loans are five days past-due and again at fifteen days past-due.

In most cases, the Company’s collateral is real estate and when the collateral is foreclosed upon, the real estate is carried at the lower of fair market value less estimated selling costs, or at cost. The amount, if any, by which the recorded amount of the loan exceeds the fair market value of the asset is a loss which is charged to the allowance for loan losses at the time of foreclosure or repossession. Resolution of a past-due loan can be delayed if the borrower files a bankruptcy petition because collection action cannot be continued unless the Company first obtains relief from the automatic stay provided by the bankruptcy code.

The Staff is also advised on a supplemental basis the status of the legal and collection efforts for the three loans in default from 473 to 634 days as of 12-31-04; the most recent quantitative analysis of the fair value; bankruptcy status; and related party relationships.

Home equity loan for $93,829 delinquent for 473 days

The past-due date is 9-16-03. The Company’s collateral is a second mortgage on a residential property. Joint foreclosure action with the first mortgage holder was initiated in October 2003. The borrower filed chapter 13 bankruptcy on 7-26-05. Bankruptcy hearings are being held with the next one scheduled for 12-6-05. The borrower has made six payments in 2005 under the bankruptcy action. A limited appraisal by an independent appraiser valued the property at $720,000 on 11-15-05. The valuation was based on the sales comparison approach for residential properties. Based on the appraised value, the loan-to-value ratio is 74% for both the first mortgage and the Company’s second mortgage. This provides a satisfactory margin for full liquidation of both loans and selling expenses.

Loans for $120,159 and $99,465 delinquent for 519 and 634 days, respectively, are to the same borrower

Respective past-due dates for the two loans are 8-1-03 and 4-8-03. The collateral includes first and second mortgages on a commercial property. Both loans were referred to the Company’s attorney for collection on 5-12-03 and civil complaints were filed on 6-13-03. The borrower filed for chapter 11 bankruptcy on 5-24-04. Various bankruptcy hearings are being held, and the next is scheduled for 12-7-05. Nine payments were received in 2005 for the larger loan. A complete appraisal by an independent appraiser valued the property at $378,500 as of 4-12-97. The value is a reconcilement between the sales and cost approaches. A local realtor estimated the value of the property at $500,000 on 10-21-04. Based on the appraised value, the loan-to-value ratio is 58%, and, if the realtor’s value is the basis, the loan-to-value ratio is 44%. In either case, even if selling expenses amounted to 10% of the selling price, the remaining amount would be sufficient to repay the combined balances of the two loans.

None of the above-described non-performing loans are insider transactions involving officers or directors of the Company.

Please contact me if you have any questions or comments concerning our response.

Very truly yours,

/s/ ROBERT F. MANGANO

Robert F. Mangano
President & Chief Executive Officer